Filed pursuant to Rule 433
Registration Statement No. 333-137562
December 5, 2007
Williams Partners L.P.
Pricing Sheet
9,250,000 Common Units Representing Limited Partner Interests

Issuer:	Williams Partners L.P.
Symbol:	WPZ
Units offered:	9,250,000 common units
Greenshoe:	1,387,500 common units
Price to public:	$37.75 per common unit
Gross Proceeds:	$349,187,500
Closing date:	12/11/07
CUSIP:	96950F 10 4
Underwriters:	Lehman Brothers Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wachovia Capital Markets, LLC
Goldman, Sachs & Co.
Morgan Stanley & Co., Incorporated
UBS Securities LLC
J.P. Morgan Securities Inc.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Stifel, Nicolaus & Company, Incorporated
Scotia Capital (USA) Inc.
A subsidiary of the Partnership received a letter, dated December 4, 2007, from the New Mexico Environment Department, Air Quality Bureau, with respect to its Lybrook natural gas processing plant proposing total penalties of approximately $3.3 million. The Partnership is currently reviewing this letter and evaluating possible responses. The Partnership does not believe that the resolution of this matter, including any penalties that may ultimately be paid, will have a material adverse effect on its results of operations or cash available for distribution.
We have been advised by the underwriters that, prior to purchasing the common units being offered pursuant to the prospectus supplement, between December 3, 2007 and December 5, 2007, one of the underwriters purchased, on behalf of the syndicate, 787,600 common units at an average price of $38.14925 per unit in stabilizing transactions.
The issuer has previously filed a registration statement on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement was declared effective on October 20, 2006. Before you invest, you should read the prospectus supplement and the accompanying base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying base prospectus if you request it by calling toll-free 1-888-603-5847 (Lehman Brothers Inc.), 1-800-831-9146 (Citigroup Global Markets Inc.) or 1-866-500-5408 (Merrill Lynch, Pierce, Fenner & Smith Incorporated).